EXHIBIT 2

2004
ANNUAL
REPORT

See cover story, page 2

NATIONAL PRESTO INDUSTRIES, INC.

NATIONAL PRESTO INDUSTRIES, INC.
2004 Annual Report

TABLE OF CONTENTS

Financial Highlights	2
Letter to Stockholders	3
Operations Review	5
Subsidiaries	7
Presto® Products	9
Financial Statements	15
Independent Auditors’ Report	28
Management’s Discussion	30
Selected Financial Data	34
Summary of Statistics	34
Shareholder Information	35
Directors & Officers	35

FINANCIAL HIGHLIGHTS (In thousands except per share data)

YEARS ENDING DECEMBER 31,	2004		2003		2002

Net sales	$158,956		$125,744		$124,784

Net earnings	$15,441	*	$15,477	*	$8,690	*

Weighted average common and common equivalent shares outstanding	6,823		6,821		6,840

Net earnings per common share	$2.26	*	$2.27	*	$1.27

Dividends per common share	$1.17		$.92		$.92

Stockholders’ equity per common share outstanding	$37.44		$36.10		$34.83	*

*

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $.40 per share which was in part offset by the absence of the $1,137,000 ($.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $.20 per share.

2003 net earnings reflect after-tax charges of $1,137,000 ($.17 per share) related to plant closing expenses and $817,000 ($.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shutdown of domestic plants, net of tax, $3,122,000 ($.46 per share).

2002 includes $2,843,000—$.42 per share versus 2001’s $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.

COVER STORY

          The functions assigned Annual Report covers include providing pictorially a suitable preface to the material which will constitute the body of the Report and a showcase, if at all possible, of the Company’s products.

          An exception to the product showcase function has been made this year, to better serve the first purpose. Substantial corporate energy in 2004 was expended in the procurement of capital equipment needed primarily to realize the promises inherent in recent acquisitions. Shown on the cover are three elements—a computerized control panel, tape unwind stand, and bagger—from one of several high-speed, state-of-the-art machines for the production of adult incontinence products, a major area of expansion in the absorbent products industry.

          Specifically, the machine shown cost in excess of $6,000,000, was placed into service at year-end, and is located, as its sister machines will be, at the Company’s Eau Claire plant. That facility, largely vacant in recent years, has been dedicated to the production of absorbent products. By way of particulars, the machine shown is rated to produce up to 15,000 adult garments per hour. Dimensionally, the machine is 175 feet long and will occupy 14,175 square feet.

National Presto Industries, Inc. and Subsidiaries	Letter to Stockholders

LETTER TO STOCKHOLDERS

Dear Fellow Stockholders,

Stockholders of enterprises such as your Company expect their company to function with equal effectiveness in all phases of the business, including product development and design, production of those products, and marketing thereof. Beginning with the Company’s involuntary withdrawal from manufacture of 105 millimeter and 8-inch projectiles, and culminating with cessation of domestic pressure cooker and appliance production, it has become increasingly evident in recent years that the Company was becoming only haltingly involved in manufacturing. 2004 was dedicated, in substantial part, to reversing this trend, with emphasis upon becoming a significant producer of items to be marketed by its most recently acquired subsidiaries.

          Prominent among 2004 capital investment commitments which totaled $38,200,000, were those required for the manufacture of absorbent products at levels which would satisfy the current customer base and potential market. Underlying the decision to meaningfully expand manufacturing capabilities in that business was a significant demographic shift in the United States market. Because of advances in medicine and nutrition, people are now living substantially longer than did their predecessors. With an extension of life expectancy, many oldsters will suffer a need to don incontinence garments. To occupy an important market position in this expanding business, investments in brick and mortar as well as equipment designed to satisfy market requirements became necessary. For additional details, see the discussion of Presto Absorbent Products, Inc. at page 8. State-side capital investments necessary for the Company’s pressure cooker and appliance business pertain solely to warehousing aspects, as will be observed in the discussion of the Jackson Sales & Storage Company and that for Canton Sales & Storage Company at page 7, within. During the review year, there were also meaningful capital investments directed to the Company’s defense manufacturing operations which included an addition to AMTEC Corporation’s year-old facility, as well as building rehabilitation and equipment additions at Spectra Technologies LLC. Additional details about these investments appear at page 8.

          Final results in 2004 only partially reflected the investments in capital assets in that year. Much of the equipment for which commitment was made in 2004 will not be delivered until 2005. Among the major challenges in 2005, will be the successful installation and startup, particularly of the absorbent product equipment, which is complicated, start-of-the-art machinery.

          The foregoing discussion could be used to support an incorrect conclusion that growth in 2004 was planned to be accomplished solely by vertical means (expanding existing businesses) as opposed to horizontal means (represented by mergers with or acquisitions of other corporations). It would be an error to conclude that your Company’s management was prepared during the review year to abandon its horizontal growth. Numerous efforts for horizontal growth during the year were made but not crowned with success. Efforts will continue seeking such growth in 2005 and the years that lie beyond it.

          In 2004, net consolidated sales increased from 2003’s $125,744,000 to $158,956,000 or 26%. Increases to sales were made possible in substantial part by contributions from recently acquired subsidiaries. See the “Subsidiary” segment at page 7 for specifics. Appliance sales increased nominally, following the pattern of recent years for the reasons explained at page 3 of last year’s Report.

          Although earnings on their face appeared to be nominally down from last year ($15,441,000 or $2.26 per share versus 2003’s $15,477,000 or $2.27 per share), that appearance is misleading due to the adverse comparative impact on 2004 of $2,929,000 ($.43 per share) from three items of a nonrecurring nature. The first was the comparatively smaller benefit enjoyed in 2004 from the partial reversal of the Company’s LIFO manufacturing reserve, reflecting the ongoing sale of small appliances produced prior to the transition of production from domestic plants to the Orient, partially offset by the second item pertaining to domestic plant closing costs. The third was the termination of the Company’s pension plan, which resulted in a 2004 charge approximately three times the size of the one recorded in 2003. Excluding these items, all three segments enjoyed earnings increases, in particular housewares/small appliances and defense. Moreover, earnings from financial sources declined 10.1% from 2003. A lesser amount than that available in previous years for such investments was available in 2004 because of the expenditures for acquisitions during the previous year and for capital investment during the review year.

          The long pending suit with the SEC was largely dormant in 2004. It remains in Federal District Court in Chicago, a jurisdiction with a very busy, crowded docket. Unfortunately, it is not possible to predict when final disposition of the suit will occur.

          True to expectations, the Sarbanes-Oxley Act and the corporate governance rules promulgated by the New York Stock Exchange aimed at discouraging potential corporate misbehavior have served little purpose at your Company other than to load unwanted general and administrative costs upon the Company and to reduce the agility previously enjoyed in its responsiveness to problems and competition. There are no visible benefits to NPK shareholders flowing from either the legislation or the corporate governance rules.

          Likewise, in keeping with expectations, costs continued to increase to meet employee fringe benefits, with particular reference to health insurance. All of corporate America suffers from escalating health and accident insurance cost. Demand for health services exceeds a very limited supply. Results to date raise the question of whether a long-term answer might arise through amplification of supply-side sources. Limited, partial short-term relief has been provided at the expense of workforces through additional exclusions, premium participation and co-payments; obviously a band-aid at best, not a solution.

          Each year a problem that rears its ugly head everywhere is that of inflation upon economies. In the United States the Federal Reserve Board monitors inflationary impacts and takes appropriate steps by way of adjustment to the federal funds rate to meet the problems. When inflation is raging the Board usually raises rates. Indeed, the Board began to raise rates in bimonthly stages beginning in June 2004 with increases from the historical low of 1% then effective to a total of 2.25%. Each step consisted of a .25% increase. Increases in the federal funds rate in 2004 were not done for the usual reason of tightening monetary policy, but instead to allegedly unwind an overly accommodative policy. Despite efforts by the Federal Reserve Board, NPK encountered inflation in a number of critical areas. Perhaps most noteworthy were Asian vendor price increases which reflected increased costs of raw materials, in particular, those that are petroleum based or which require large amounts of energy to produce. Of course, the continued escalation for employee health and accident and retirement costs were inflationary in nature. A number of domestic producers likewise raised prices because of cost pressures upon them. Clearly, cost pressures included those arising from the use of petroleum for transport. Perhaps the most evident of the domestic cost increases were those associated with materials used in absorbent products. Substantially all of such materials are energy dependent requiring the use of petroleum in their fabrication. As in past years and despite a continuing decline in audience capturing efficiency, TV rates for airtime increased once again—up 7.2% during the review year. Efforts to raise product prices fell upon deaf ears. Indeed, major dealers continue to press for price reductions. One producer in the small appliance industry publicly announced its plans to put increases in place for its entire product line for first half 2005. Those efforts did not prove successful.

          Another chapter was added in 2004 to the Company’s lengthy and proud record of continuous dividend distributions over 60 years. Probably because of legislation which eased the tax upon dividends to only 15%, the Company was joined in liberal dividend distribution by many companies in 2004, with those companies declaring cash dividends either for the first time or for the first time in many years.

          With year-end 2004 approaching, the Board approved dividend action for a 6lst consecutive year. A resolution subsequently adopted, authorized disbursement of a single lump sum in March 2005 of $.92 per share (a regular dividend in keeping with the payments for 2002, 2003, and 2004) plus an extra of $.75 per share. It is noteworthy to observe that every penny of the dividend has been sourced from operational earnings.

          At the close of 2003, Company spokespeople ventured the belief that the year was the first in a series of rewarding fiscal periods with each twelve-month period thereafter destined to build a stronger foundation for those that followed. In the judgment of those clearly placed to evaluate the accomplishments in 2004, that fiscal period can be compared favorably with 2003. 2005 is a special year in that it marks the Company’s centennial birthday. It will also be a challenging year, given the substantial investment and anticipated sales growth at the recently acquired defense and absorbent products segments which will entail considerable learning curves. As a result, although the new year may not be as successful as the foregoing periods, it should, at the very least, provide a solid base for future years to come.

Maryjo Cohen
Chairperson of the Board and President

National Presto Industries, Inc. and Subsidiaries	Operations Review

OPERATIONS REVIEW

REVENUE SOURCES:

The table below demonstrates graphically the increasing importance of revenues supplied by subsidiary operations to overall Company sales.

YEAR	TOTAL SUBSIDIARY SALES	PERCENTAGE OF YEAR-OVER-YEAR INCREASE	PERCENTAGE OF CONSOLIDATED SALES

2001	$7,814,000	—	7.0%
2002	$17,697,000	126.5%	14.2%
2003	$21,498,000	21.5%	17.1%
2004	$52,796,000	145.6%	33.2%

          The year 2004 includes contributions by Spectra Technologies LLC and by PAPA (Presto Absorbent Products-Atlanta), which joined the corporate family in the third and fourth quarters, respectively of 2003.

New Products

          Prior to 2004, your Company’s participation in the coffee maker business has been limited to units using the percolator method of brewing coffee. In recognition of the popularity of the drip method, the Scandinavian Design™ coffee maker, pictured at A was first offered by your Company in the year under review. Featuring styling by Denmark’s Christian Bjorn, the coffee maker has sleek, modern lines that are both elegant and save valuable counter space. It also produces a superior cup of coffee. While other drip coffee makers use a single heating element to brew and maintain the temperature of the coffee, this coffee maker contains three separate elements which enables it to fully control the process. The first element, typically the only element in competitive models, heats the water as it leaves the reservoir. The second is a patented top heating element which reheats the water just before it reaches the coffee grounds assuring that the water is at the perfect brewing temperature to maximize the extraction of beneficial flavors for a full, rich brew. The extra shot of heat provided by the second element also speeds the process so that 10 cups are brewed in a mere eight minutes, as well as insuring a truly hot cup of coffee. The third element is a unique keep-warm element that uses a Positive Temperature Coefficient (PTC) heater that automatically varies the wattage to maintain the optimum serving temperature, which in turn preserves coffee flavor. The coffee maker also has all of the features found in luxury coffee makers, including a programmable clock/timer for automatic brewing up to 24 hours in advance; a safety auto shut-off that turns the coffee maker off after two hours; and

A.

a pause and serve feature enabling the user to temporarily halt the brewing process to pour a cup.

          Illustrated at B and C are two new offerings to the Company’s griddle line.

          B pictorially presents the entirely new BigGriddle™ cool touch griddle which boasts a huge cooking surface. Illustratively, as many as 12 slices of french toast can be cooked at one time with this unit, which is 50% more food than other jumbo griddles.

          Shown on the following page at C is the Company’s new Cool Touch 10- x 16-inch cooking surface griddle, which replaced the unit shown at D.

          Both new griddles boast cool-touch bases which surround the unit on the front and sides. Once again the design of the unit possesses a built-in slope and a backstop

B.

C.

D.

ledge for easy food handling. A premium nonstick surface is provided for stick-free cooking and easy cleaning, and both are fully immersible and dishwasher safe with the heat control detached. Slide-out drip trays remove for simple cleaning.

          Pictured at E and F are two versions respectively in black and white coloring of fresh renditions of the Company’s CoolDaddy® electric deep fryer designed to replace the unit shown at G. Market price pressure mandated the introduction of these new units which are substantially less costly to produce than their predecessors, yet still make delicious deep fried foods such as shrimp, chicken, and french fries, while

E.

F.

G.

retaining all key features. Those features include a cool-touch surround, removable deep frying bucket, charcoal filter for capturing odors, an adjustable thermostat, a cover to minimize spattering, a large viewing window, and an exterior handle to enable lowering and raising food with the cover closed.

National Advertising

          In keeping with the practice pursued for many years, direct corporate procurement of advertising was confined in 2004 to television. Customers’ promotional departments supplemented television programs with individually supplied printed material. Featured products in TV ads were deep fryers and the Pizzazz® pizza oven. The new television ads produced in latter 2003 were those aired in 2004.

          Statistical results of the 2004 program, secured from independent sources, appear impressive, indeed. The data shows that 79.7% of all U.S. households were reached at a frequency of 6.7 times per household during the 2004 campaign. Total impressions approximated 586,641,414.

Realty

Eau Claire, Wisconsin

          The combined office and manufacturing facilities at Company headquarters in Eau Claire occupy 470,000 square feet located upon land belonging to the Company encompassing 325 acres. Presto executives believe that planned infrastructure changes in areas surrounding the facility will eventually make the unused acreage highly valuable for disposition at appropriate pricing. No current effort is underway to sell these properties, in whole or in part.

Alamogordo, New Mexico

          Attempts to dispose of the Presto Products Manufacturing Company plant, as such, were unsuccessful. With opportunities for sales foreclosed, the Board concluded disposition should be made by way of gift to an entity which can receive tax-free gifts. A gift to the Otero County Economic Development Council was accomplished effective December 31, 2004. While such a transaction does nothing to improve the corporate balance sheet or profit and loss statement, it does provide a tax benefit as well as eliminate future costs entailed in maintaining a building for which there is no foreseeable need.

Share Reacquisitions

          Reacquisitions occur when the Company stock is under pressure. That condition was not prevalent at any point during the review year, and hence reacquisitions were not pursued.

National Presto Industries, Inc. and Subsidiaries	Subsidiaries

SUBSIDIARIES

Preliminary Remarks

          Because the central theme of this Annual Report is the ongoing policy shift to emphasize once again manufacturing competencies through physical changes and improvements at the plant level combined with investments in capital equipment, specific mention will be made in the discussion of each of the subsidiaries of steps taken during the year to serve that policy shift. More pertinent, remarks will include descriptions of the role each of the subsidiaries occupy within the economy and the Company’s structure, as well as accomplishments in the review year and prospects for the future.

Presto Manufacturing Company
Jackson, Mississippi

          A concomitant of the decision to produce all pressure cookers and appliances in Asia entailed the necessity of converting this manufacturing operation to one which would be useful in the future as projected by management. That future dictated the need to convert the physical plant to warehousing purposes. Renovation of the building exterior was accomplished by overlaying all exterior walls with a metal skin, thereby assuring security from intruders, a necessity for a warehouse. At the rear of the building, ramps, parking and turnaround areas, etc. have all been regraded and repaved to facilitate heavier truck traffic. A new pitched metal roof has been added over the original flat roof. All overhead conveyors as well as electrical and other utility drops that might impede critical stacking of the products have been removed. Management will be under the staff of Canton Sales & Storage Company which already employed a crew for warehousing function adequate to cover all operations. Capital costs to accomplish this transformation were $3,086,000.

Jackson Sales and Storage Company
Jackson, Mississippi

Canton Sales & Storage Company
Canton, Mississippi

          As indicated in the paragraph immediately above, these facilities are now under common management. They serve as distribution centers for the Company’s pressure cookers and appliances. Both companies enjoy free port status, and comparatively low cost ratings under shipper’s tariff schedules for merchandise consigned to most markets.

          The importance of these operations within the Company’s complex has become significantly enhanced, since logistical tasks and consequent space needs are exacerbated with overseas sourcing of the products to be stored. Stocking inventories in greater depth than was the case when the goods were produced in domestic facilities, is now required.

          Expenditures for rental of outside warehouse space are expected to decline because of the conversion of the Jackson plant.

National Holding Investment Company
Wilmington, Delaware

          This subsidiary provides the capital for corporate growth whether by horizontal or vertical means. Funds in excess of immediate capital needs are invested in relatively risk-free, short-term instruments.

          As 2004 ended, the Federal Reserve Board, which establishes the parameters for short-term investments and the return thereon, was engaged in the process of gradually increasing its rate for returns from a historical low of 1% which prevailed until June of the review year to 2.25% as of mid-December. While a higher funds rate did lead to increased yields upon short-term instruments, the nominal improvement from that source was more than offset by the decline in principal sums available for investment arising through the cost of acquiring subsidiaries and the cost of capital improvements. As a result, the average daily investment declined in the review year from that of 2003 by 7.9%.

          Because sums available for investment are expected to diminish somewhat in 2005 from the predecessor year, and because securities which provided relatively generous yields have now largely matured, returns on investments can be expected to again recede in fiscal 2005.

AMTEC Corporation
Janesville, Wisconsin

Spectra Technologies LLC
(A division of AMTEC Corporation)
East Camden, Arkansas

          AMTEC’s product line includes ordnance items such as 40 millimeter training rounds (pictured in A), firing devices (shown at B), and fuzes (illustrated at C). Any review of AMTEC must include the operations of Spectra Technologies LLC, East Camden, Arkansas, which is wholly owned by AMTEC and which performs load, assemble, and pack (LAP) operations for explosive ordnance as a prime contractor of the Department of Defense (DOD) and as a subcontractor for other DOD prime contractors.

A.	B.

C.

          Contrary to the experience in 2003, the review year saw a handsome increase in both sales and earnings over those in 2003. Sales and earnings from defense operations increased by 145% and 182%, respectively, compared to the earlier year. Satisfaction of a significant portion of backlog as it existed at the end of 2003 was responsible in large part for the increase in revenue. The resultant greater volume coupled with improved efficiencies derived from its expanded facilities, contributed to improved earnings during the fiscal year.

          At year end, backlog at both companies was very impressive. Such a backlog speaks encouragingly for sales and earnings potentials for fiscal 2005, as well as years that follow.

          Investments at AMTEC during 2004 included a 15,000-square-foot addition to the 55,000-square-foot building erected in 2003. Spectra invested both in additional equipment and additional production facilities. Combined investments for both facilities totaled $1,756,000.

Presto Absorbent Products, Inc. (PAPI)
Eau Claire, Wisconsin

And Its Wholly Owned Subsidiary

Presto Absorbent Products - Atlanta (PAPA)
Marietta, Georgia

          Product produced by these two subsidiaries was largely under private label as illustrated in D and E.

D.	E.

          On a combined basis, the two subsidiaries enjoyed an enormous increase in revenues in 2004 when compared to those realized in 2003. Sales increased by 146%, in part fueled by a competitor’s sudden and unexpected decision to exit the adult incontinent business. As the subsidiaries did not have the infrastructure in place to efficiently handle the resulting deluge of orders, earnings did not keep pace with revenues, climbing by 39.5%.

          Only a small portion of the phenomenon can be attributed to the renovated Eau Claire plant, with most of the benefit from that source scheduled to become apparent in the latter part of 2005, when the new equipment authorized during 2004 should be fully installed and proven out. PAPA contributed the bulk of sales in the review year for adult products, and was the sole source for puppy pads.

          As the new equipment is extremely complex, considerable time will be required in 2005 before it reasonably can be expected to operate efficiently. The equipment does provide opportunities for significant growth and one of the challenges in 2005 and the years to come, will be the realization of the resulting new sales potential. The equipment’s high operating speed will greatly augment the subsidiaries’ current adult incontinent production capacity. The equipment also has the ability to produce product with features new to the subsidiaries which will enable them to offer additional products beyond those currently listed. The combined authorized investment for these subsidiaries was $31,500,000.

National Presto Industries, Inc.	Presto® Products

PRESTO® PRODUCTS

The products on the following pages and those shown on pages 5 and 6 provide a representation of the complete Presto® product line.

A. Pizzazz® pizza oven

This revolutionary pizza oven bakes a perfect pizza—whether it’s fresh, frozen, regular or rising crust. Because there is no preheat time, like in ordinary ovens, it’s fast—while standard ovens are heating, Pizzazz® users are eating. As the pan rotates, top and bottom elements cook the topping and crust at two different heat settings, assuring even baking at the perfect temperature. The elements can also be selected independently for pizza baked-to-order—a lightly crisped crust to a super crunchy crust; a just melted topping to one that is deliciously bronzed. This pizza oven is easy to use and easy to clean. Heating elements shut off at the end of cooking time, and the timer signals when the pizza is done. The removable nonstick baking pan easily wipes clean and is compact for convenient storage.

A

B. ProFry™ immersion element deep fryer

This professional-style deep fryer offers great restaurant taste in a convenient at-home size. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery for perfectly crisp foods every time. Large pieces of chicken or fish are easily accommodated in the handy oblong-shaped basket. Select a variety of frying temperatures with the adjustable thermostat. Signal light lets you know when the oil is ready for frying. Cover with filter helps to reduce spattering. Heating element and enameled pot are removable for easy cleaning.

B

C. Stainless Steel Dual Basket ProFry™ immersion element deep fryer

This 3.5-pound capacity deep fryer offers dual baskets for frying two foods at once or extra large batches. It makes perfectly crisp foods every time. The 1800-watt immersion element provides quick preheating and fast oil temperature recovery. Handy oblong-shaped baskets are ideal for frying large pieces of chicken or fish. Select a variety of cooking temperatures with the adjustable thermostat. Signal light lets you know when the oil is ready for frying. Cover with filter helps to reduce spattering. Heating element and enameled pot remove for fast cleanups.

C

D. FryDaddy® electric deep fryer

This family-sized deep fryer makes four generous servings with four cups of oil. It’s great for sizzling up golden french fries, crispy chicken, and crunchy onion rings. The preset thermostat maintains the ideal frying temperature automatically, with no controls to set or watch. Handy scoop stirs, separates, lifts, drains, and serves. Snap-on lid permits oil storage in the fryer without spills or odor.

GranPappy® electric deep fryer (6-serving size) also available.

D

E. DualDaddy™ electric deep fryer

In addition to frying up to eight servings of food, this unique fryer features a handy divider that enables two different foods to fry at the same time without intermingling. With the divider removed, the fryer’s oval shape will easily accommodate large pieces of chicken or fish. The ideal frying temperature is maintained automatically. Nonstick surface, inside and out, assures quick and easy cleaning. Snap-on lid allows oil to be stored in the fryer for future use.

E

National Presto Industries, Inc.

A. Presto® Pressure Cookers

Presto® pressure cookers are the ideal cooking tool for today’s busy lifestyle. Meals with poultry, meat, fish, rice, and vegetables cook to perfection in minutes—three to ten times faster than ordinary cooking methods. With the handy cooking rack in place, several foods can cook at once with no intermingling of flavors, colors, and odors. The cover lock indicator shows at a glance if there’s pressure inside the cooker. Luxurious Presto® Stainless Steel Pressure Cookers offer lasting beauty, as well as a special bimetal-clad base for providing even heat distribution. Also included in the Presto® pressure cooker lineup are durable aluminum cookers that offer fast, uniform heating.

Stainless steel models available in 4- and 6-quart sizes. (6-quart size shown)

Aluminum models available in 4-, 6-, and 8-quart sizes.

A

B. Presto® Pressure Canners with Readable Steam Gauge

Presto® pressure canners provide convenient home canning of vegetables, fruits, meats, and seafood. Pressure canning offers the only safe method of preserving low-acid foods according to the USDA. These deluxe canners feature a readable steam gauge for accurate pressure control. The air vent/cover lock allows pressure to build only when the cover is closed properly and prevents the cover from being opened until pressure is safely reduced. Canners are constructed of strong, warp-resistant aluminum for fast, even heating.

Available in liquid capacities of 18- and 23-quart sizes. (18-quart size shown).

B

C. Electronic Clock/Timer

This timer offers four handy functions in one compact unit-—timer, stopwatch, calendar, and clock. The easy-to-read L.C.D. digital display shows hours, minutes, and seconds. It times up to 24 hours with a loud electronic tone that signals when time is up. As many as four activities can be timed at once. The memory stores three different timer settings. Special clip-on back converts to an easel stand and has a magnet for use on metal surfaces. Heavy-duty battery included.

C

D. SaladShooter® electric slicer/shredder

This innovative hand-held appliance slices or shreds a delightful array of fresh ingredients where they are needed—in salads, soups, pizzas, desserts and more! Its ease of handling and interchangeable slicing and shredding cones give today’s cook an edge on preparing fast, nutritious meals every day. The motorized base wipes clean, and all other parts are fully immersible and dishwasher safe. Its compact size makes it easy to store most anywhere.

D

E. Professional SaladShooter® electric slicer/shredder

While retaining the features of the original slicer/shredder, this step-up model provides professional size, power, and capacity. The extra large food chamber holds whole potatoes and more. Adapting to large or small loads is easily achieved with an adjustable food guide. Four processing cones enable this unit to make thick and thin slices, ripple cuts, and shreds. A funnel guide is also provided to direct ingredients precisely where desired.

E

Presto® Products

Presto® Electric Griddles

Presto® has met the changing needs of today’s family with these handy, affordable electric griddles. Each griddle features heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. Griddles are fully immersible with the heat control removed.

F. & G. Jumbo Cool Touch Electric Griddles

These attractive cool-touch griddles are the ideal choice for family meals. Each features a generous 10½- by 20½-inch cooking surface. The cool-touch base and handles, available in either white (F) or black (G), provide protection from the hot surface on the front and both sides. Easy cleanup is assured with the removable drip tray.

F

G

H. Liddle Griddle® mini-griddle

The perfect mini-griddle for singles and couples. Its 8½- by l0½-inch cooking surface makes one or two servings with virtually all the conveniences of the larger griddles. A built-in grease trough catches grease drippings for healthier cooking.

H

Presto® Electric Skillets

Presto® electric skillets are a kitchen essential. Each skillet features a heavy cast aluminum base with deluxe nonstick finish for even heat distribution and stick-free cooking. The Control Master® heat control accurately maintains proper cooking temperatures and detaches for complete immersibility. Durable EverNu™ covers won’t dent, warp, bend, or peel.

I. 11” Electric Skillet

Fry, grill, roast, or make one-dish meals, quickly and easily, with these convenient family-size skillets. The 11-inch base easily accommodates large roasts, fowl, or ham.

I

J. 16” Electric Skillet

This handy jumbo skillet accommodates extra large cuts of beef, pork, and poultry with its spacious 16-inch pan and ultrahigh dome cover. It’s so versatile, it will fry, grill, roast, stew, and even cook casseroles and one-dish meals to perfection.

J

National Presto Industries, Inc.

A. PowerPop® microwave multi-popper

This microwave popper has truly proven itself as the popper that really works. It makes up to three quarts of fluffy, delicious popcorn with virtually no unpopped kernels. Popcorn can be prepared with oil for a buttery flavor or without oil for a lighter, low-fat snack. Its superior performance has given it the endorsement of Orville Redenbacher®. The popper bowl and cover are fully immersible and dishwasher safe.

A

B. PopLite® hot air corn popper

Pop with hot air, not oil, for a terrific low-calorie snack. This unit pops regular or gourmet popping corn into delicious puffs of popcorn with no saturated fats or added calories. The product is fast, popping up to 18 cups of gourmet popcorn in less than 2 ½ minutes. For butter lovers, the detachable butter melter makes pouring easy and doubles as a handy measuring cup.

B

C. Presto® Orville Redenbacher’s® hot air popper

This hot air popper carries the endorsement of Orville Redenbacher®. It offers a faster, healthier, and more economical choice than microwave bag popcorn. Regular or gourmet popcorn can be popped naturally, with no oil, for a terrific low-calorie treat. Up to 18 cups of gourmet popcorn can be popped in less than 2½ minutes. The butter melter is detachable for easy pouring and doubles as a handy measuring cup.

C

D. Electric Knife

A powerful motor and sharp stainless steel blades enable this electric knife to cut through even the hardest bread crust, sausage, and cheese. It’s also ideal for carving roasts, ham, and poultry, as well as filleting fish. The ultraslim handle provides a comfortable grip for effortless slicing. Serrated blades are removable for easy cleaning.

D

(Orville Redenbacher is a registered trademark of ConAgra Brands, Inc.)

Presto® Products

E. Stainless Steel Coffee Maker

Great-tasting coffee is brewed at cup-a-minute speed in this automatic electric coffee maker. It makes 2 to 12 cups of rich, flavorful coffee, then keeps it piping hot automatically. A signal light indicates when coffee is ready to serve. Stainless steel construction, including the filter basket and perk tube, ensures lasting beauty and easy cleaning.

E

F. Electric Tea Kettle

This contemporary tea kettle successfully combines service with style. Boasting speed faster than a microwave, it boils up to a full quart of water superfast for tea, instant coffee, hot chocolate, gelatin desserts, or a quick cup of soup. A built-in whistle alerts the user when water has reached a boil. As a safety feature, an internal thermostat automatically shuts the kettle off if it boils dry. The anodized interior base resists mineral buildup to help keep the inside clean.

F

G. Options™ multi-cooker/steamer

This attractive multi-cooker will steam seafood, vegetables, and rice; roast pork, beef, and poultry; boil pasta; and cook soups, stews, and casseroles. A basket is included for convenient steaming and blanching, and the tempered glass cover allows the user to monitor cooking progress. This unit is constructed of heavy cast aluminum with a nonstick finish for even heating and resistance to warping. The Control Master® heat control maintains accurate temperatures. Multi-cooker is fully immersible with the heat control removed.

G

H. Kitchen Kettle™ multi-cooker/steamer

Remarkable versatility enables this product to be used for roasting, steaming, blanching, boiling, stewing, and simmering. Accurate cooking temperatures are maintained with the Control Master® heat control. Heavy cast aluminum construction heats evenly and resists warping. The nonstick finish, inside and out, provides stick-free cooking and easy cleaning. This unit is fully immersible in sink or dishwasher with the heat control detached.

SlowCook’nMoreTM electric multi-cooker (with crockery liner) also available.

H

I. HeatDish® Plus Footlight™ parabolic electric heater

This heater features a parabolic reflector that enables it to concentrate heat so effectively that it feels three times warmer than 1500-watt convection heaters, yet uses only 1000 watts. Heat is felt directly, almost instantly, without first heating the entire room. An infinite range of heat settings is available with the top-mounted thermostatic control. The illuminated Footlight® base indicates if the heater is plugged in. Special safeguard features include an automatic shut-off in case of overheating or accidental tip-over and a loud buzzer that warns if tip-over occurs while the heating element is energized.

I

Presto® Professional Line

The Presto® Professional family of appliances is designed for the upscale housewares category in department stores. They enjoy perceptible appearance differences from the comparable products sold under the Presto® label, such as the deluxe Stainless Steel Pressure Cooker, EverSharp™ electric knife sharpener, Electric Skillet and Server, and 22” Electric Griddle listed below. In addition to the products pictured at A, B, C, and D, the Presto® Professional line consists of the following: 16” Electric Skillet, CoolDaddy® cool touch deep fryer, and Options™ multi-cooker/steamer.

A. 8-Quart Stainless Steel Pressure Cooker with Quick Pressure/Steam Release

This pressure cooker is crafted of gleaming stainless steel. A tri-clad base features a layer of aluminum sandwiched between two layers of stainless steel for quick, even heating. Offering a more automated approach to pressure cooking, this model features a quick pressure/steam release system that simplifies the cooling process. It is the perfect solution to healthy, satisfying meals that are prepared fast and without a lot of fuss. A handy stainless steel steamer basket allows several foods to cook at once.

A

B. EverSharp™ electric knife sharpener

This handy appliance produces professional sharpening results, at home, on household and sporting knives. The two-stage system grinds the blade to a perfect sharpening angle, then fine hones and polishes it. Blade guides are preset at exact angles to hold the blade against the Sapphirite™ sharpening wheels with absolute precision.

B

C. Electric Skillet and Server

This skillet is ideal for one-pan meals, as well as roasting, frying, stewing, and braising. Designed with an attractive oval shape and tempered glass cover, it easily transitions to a buffet-style server with the same generous capacity as other jumbo skillets. Cooking and keep-warm temperatures are automatically maintained with the Control Master® heat control. This skillet features a virtually warp-proof heavy cast aluminum base coated with a premium nonstick surface. With the heat control removed, it is fully immersible and dishwasher safe.

C

D. 22” Electric Griddle

An extra large cooking surface makes this electric griddle big enough for even the largest family. It’s great for preparing breakfast, lunch, dinner, and appetizers. It offers heavy cast aluminum construction for even heat distribution and a deluxe nonstick finish for stick-free cooking. Accurate cooking temperatures are maintained automatically with the Control Master® heat control. This griddle is fully immersible with the heat control removed. The slide-out drip tray catches grease drippings for easier cleaning.

D

National Presto Industries, Inc. and Subsidiaries	Financial Statements

CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share data)	DECEMBER 31,	2004		2003

ASSETS

CURRENT ASSETS:
Cash and cash equivalents			$104,724		$143,765
Marketable securities			76,096		69,836
Accounts receivable		$34,041		$29,384
Less allowance for doubtful accounts		480	33,561	480	28,904

Inventories:
Finished goods		17,632		16,913
Work in process		8,798		4,490
Raw materials		7,697	34,127	3,235	24,638

Other current assets			8,991		8,113

Total current assets			257,499		275,256

PROPERTY, PLANT, AND EQUIPMENT:

Land and land improvements		1,836		544
Buildings		10,804		7,432
Machinery and equipment		42,112		19,001

		54,752		26,977
Less allowance for depreciation		13,527	41,225	9,771	17,206

OTHER ASSETS			7,104		8,931

			$305,828		$301,393

LIABILITIES

CURRENT LIABILITIES:
Accounts payable			$18,439		$21,341
Federal and state income taxes			5,804		5,662
Accrued liabilities			24,484		28,121

Total current liabilities			48,727		55,124

DEFERRED INCOME TAXES			1,626		––

COMMITMENTS AND CONTINGENCIES			––		––

STOCKHOLDERS’ EQUITY
Common stock, $1 par value:
Authorized: 12,000,000 shares Issued: 7,440,518 shares		$7,441		$7,441
Paid-in capital		1,050		991
Retained earnings		265,970		258,506
Accumulated other comprehensive income (loss)		93		(1,439)

		274,554		265,499
Treasury stock, at cost, 617,267 shares in 2004 and 622,365 shares in 2003		19,079		19,230

Total stockholders’ equity			255,475		246,269

			$305,828		$301,393

National Presto Industries, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands except per share data)	YEARS ENDED DECEMBER 31,	2004	2003	2002

Net sales		$158,956	$125,744	$124,784

Cost of sales		118 890	88 283	96 488

Gross profit		40,066	37,461	28,296

Selling and general expense		17,417	15,461	17,881

Plant closing costs		––	1,834	4,020

Pension plan termination expense		3,528	1,317	––

Operating profit		19,121	18,849	6,395

Other income, principally interest		3,585	4,234	5,119

Earnings before provision for income taxes		22,706	23,083	11,514

Provision for income taxes		7,265	7,606	2,824

Net earnings		$15,441	$15,477	$8,690

Weighted average shares outstanding:
Basic		6,821	6,820	6,839

Diluted		6,823	6,821	6,840

Net earnings per share:
Basic		$2.26	$2.27	$1.27

Diluted		$2.26	$2.27	$1.27

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY	Financial Statements

(In thousands except share and per share data) YEARS ENDED DECEMBER 31, 2004, 2003, 2002	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED COMPREHENSIVE INCOME	TREASURY STOCK	TOTAL

Balance January 1, 2002	$7,441	$1,011	$246,913	$(251)	$(18,762)	$236,352

Net earnings	—	—	8,690	—	—	8,690

Unrealized gain on available for sale securities, net of tax	—	—	—	918	—	918

Unrealized loss on net periodic pension cost, net of tax	—	—	—	(1,365)	—	(1,365)

Total other comprehensive income	––	––	––	—	—	8,243

Dividends paid, $ .92 per share	—	—	(6,290)	—	—	(6,290)

Purchase of treasury stock – 100 shares	—	—	—	—	(3)	(3)

Other	—	(13)	—	—	(32)	(45)

Balance December 31, 2002	7,441	998	249,313	(698)	(18,797)	238,257

Net earnings	—	—	15,477	—	—	15,477

Unrealized loss on available for sale securities, net of tax	—	—	—	(67)	—	(67)

Unrealized loss on net periodic pension cost, net of tax	—	—	—	(674)	—	(674)

Total other comprehensive income	—	—	—	—	—	14,736

Dividends paid, $ .92 per share	—	—	(6,284)	—	—	(6,284)

Purchase of treasury stock-16,300 shares	—	—	—	—	(425)	(425)

Other	––	(7)	—	––	(8)	(15)

Balance December 31, 2003	7,441	991	258,506	(1,439)	(19,230)	246,269

Net earnings	—	—	15,441	—	––	15,441

Unrealized loss on available for sale securities, net of tax	—	—	—	(507)	—	(507)

Unrealized loss on net periodic pension cost, net of tax	—	—	—	2,039	––	2,039

Total other comprehensive income	—	—	—	—	—	16,973

Dividends paid, $1.17 per share	—	—	(7,977)	—	—	(7,977)

Other	—	59	—	—	151	210

Balance December 31, 2004	$7,441	$1,050	$265,970	$93	$(19,079)	$255,475

The accompaning notes are an integral part of the financial statements.

National Presto Industries, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	YEARS ENDED DECEMBER 31,	2004	2003	2002

Cash flows from operating activities:
Net earnings		$15,441	$15,477	$8,690
Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
Provision for depreciation		3,310	2,353	1,934
Deferred income taxes		126	2,252	311
Pension charges		2,052	322	2,646
Plant closing and asset impairment charges		—	(950)	685
Other		1,160	584	(49)
Changes in:
Accounts receivable		(4,657)	(572)	2,723
Inventories		(9,489)	1,804	9,010
Prepaid expenses		(50)	(308)	(41)
Accounts payable and accrued liabilities		(3,229)	1,816	(980)
Federal and state income taxes		142	2,019	588

Net cash provided by operating activities		4,806	24,797	25,517

Cash flows from investing activities:
Marketable securities purchased		(47,944)	(18,075)	(45,211)
Marketable securities — maturities and sales		40,903	40,714	60,651
Acquisition of property, plant, and equipment		(28,188)	(2,903)	(3,408)
Acquisition of businesses		(1,400)	(10,218)	(500)
Sale of property, plant, and equipment		759	1,434	4
Other		—	88	—

Net cash provided by (used in) investing activities		(35,870)	11,040	11,536

Cash flows from financing activities:
Dividends paid		(7,977)	(6,284)	(6,290)
Purchase of treasury stock		—	(425)	(3)

Net cash used in financing activities		(7,977)	(6,709)	(6,293)

Net increase (decrease) in cash and cash equivalents		(39,041)	29,128	30,760
Cash and cash equivalents at beginning of year		143,765	114,637	83,877

Cash and cash equivalents at end of year		$104,724	$143,765	$114,637

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Income taxes		$7,088	$3,378	$1,985

Supplemental disclosure of non-cash investing and financing activities:

     As of December 31, 2004, 2003, and 2002, the unrealized gain on available for sale securities, net of tax, was $93, $600, and $667.

Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(1)	Use of Estimates in the Preparation of Financial Statements

In preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from the estimates used by management.

(2)	Principles of Consolidation

The consolidated financial statements include the accounts of National Presto Industries, Inc. and its subsidiaries, all of which are wholly-owned. All material intercompany accounts and transactions are eliminated.

(3)	Reclassifications

Certain reclassifications have been made to the prior period’s financial statements to conform with the 2004 financial statement presentation. These reclassifications did not affect net earnings or stockholders’ equity as previously reported.

(4)	Cash, Cash Equivalents and Marketable Securities

Cash and cash equivalents: The Company considers all highly liquid marketable securities with an original maturity of three months or less to be cash equivalents. Cash equivalents include money market funds and highly-liquid, tax-exempt, variable rate demand notes with put options exercisable in three months or less.

The Company’s cash management policy provides for its bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the bank for payment of $3,305,000 and $821,000 at December 31, 2004 and 2003, are included as reductions of cash and cash equivalents.

Marketable securities: The Company has classified all marketable securities as available-for-sale which requires the securities to be reported at fair value, with unrealized gains and losses, net of tax, reported as a separate component of stockholders’ equity.

At December 31, 2004 and 2003, cost for marketable securities was determined using the specific identification method. A summary of the amortized costs and fair values of the Company’s marketable securities at December 31 is shown in the following table:

	MARKETABLE SECURITIES

	AMORTIZED COST	FAIR VALUE	UNREALIZED GAINS	UNREALIZED LOSSES

December 31, 2004
Tax-exempt government bonds	$74,811,000	$74,875,000	$201,000	$137,000
Equity securities	1,142,000	1,221,000	226,000	147,000

Total marketable securities	$75,953,000	$76,096,000	$427,000	$284,000

December 31, 2003
Tax-exempt government bonds	$67,769,000	$68,626,000	$860,000	$3,000
Equity securities	1,142,000	1,210,000	194,000	126,000

Total marketable securities	$68,911,000	$69,836,000	$1,054,000	$129,000

Proceeds from maturities and sales of marketable securities totaled $40,903,000 in 2004, $40,714,000 in 2003, and $60,651,000 in 2002.Gross gains related to sales of marketable securities totaled $0, $0, and $16,000 in 2004, 2003, and 2002. Gross losses related to sales of marketable securities were $0, $0, and $231,000 in 2004, 2003, and 2002. Net unrealized gains and losses are reported as a separate component of accumulated other comprehensive income and were gains of $142,000, $924,000, and $1,027,000 before taxes at December 31, 2004, 2003, and 2002.

The contractual maturities of the marketable securities held at December 31, 2004, are $48,018,000 in 2005, $16,443,000 in 2006, $7,581,000 in 2007, $2,833,000 beyond 2007, and $1,221,000 with indeterminate maturities.

(5)	Accounts Receivable

The Company’s accounts receivable are related to sales of products. Credit is extended based on prior experience with the customer and evaluation of customers’ financial condition. Accounts receivable are primarily due within 30 days. The allowance for doubtful accounts represents an estimate of amounts considered uncollectible and is determined based on the Company’s historical collection experience, adverse situations that may affect the customers’ ability to pay, and prevailing economic conditions.

(6)	Inventories

Housewares/small appliance segment inventories are stated at the lower of cost or market with cost being determined principally on the last-in, first-out (LIFO) method. Inventory for defense and absorbent products segments are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

(7)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. For machinery and equipment, all amounts which are fully depreciated have been eliminated from both the asset and allowance accounts. Depreciation is provided in amounts sufficient to relate the costs of depreciable

National Presto Industries, Inc. and Subsidiaries

assets to operations over their service lives which are estimated at 15 to 40 years for buildings and 3 to 10 years for machinery and equipment.

(8)	Goodwill

The Company recognizes the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed as goodwill. Goodwill is tested for impairment on an annual basis and between annual tests whenever an impairment is indicated. Impairment losses will be recognized whenever the implied fair value of goodwill is less than its carrying value. The Company’s goodwill as of December 31, 2004, 2003, and 2002, was $3,556,000, $3,406,000, and $3,406,000 relating to its defense products segment. In addition, at December 31, 2004 and 2003, goodwill of $3,398,000 and $2,148,000 related to its absorbent products segment.

No impairment was indicated when the Company performed its annual impairment test on October 4, 2004. The Company has no unamortized intangible assets, other than goodwill.

(9)	Revenue Recognition

The Company recognizes revenue when product is shipped or title passes. The Company provides for its 60-day over-the-counter return privilege and warranties at the time of shipment for small appliance sales. Net sales is arrived at by deducting early payment discounts and cooperative advertising from gross sales.

(10)	Advertising

The Company’s policy is to expense advertising as incurred for the year. Advertising expense was $3,665,000, $4,768,000, and $5,789,000 in 2004, 2003 and 2002.

(11)	Stock Options

The intrinsic value method is used for valuing stock options issued. The pro forma effect on earnings of accounting for stock options using the fair value method is not material. See note F.

(12)	Accumulated Other Comprehensive Income

At December 31, 2004, the $93,000 of accumulated comprehensive income relates to the unrealized gain on the Company’s available-for-sales marketable security investments. At December 31, 2003, the accumulated comprehensive loss includes an additional net periodic pension liability related to the Company’s defined benefit pension plan offset in part by an unrealizable gain on the Company’s available-for-sale marketable security investments. This amount is recorded net of tax effect.

(13)	Product Warranty

Company housewares/small appliance products are generally warranted to the original owner to be free from defects in material and workmanship for a period of 1 to 12 years from date of purchase. The Company allows a 60-day over-the-counter initial return privilege through cooperating dealers. The Company services its products through independent service providers throughout the United States and a corporate service repair operation. The Company’s service and warranty programs are competitive with those offered by other manufacturers in the industry. The Company determines its product warranty liability based on historical percentages which have remained relatively consistent over the years. As shown in the table below, during 2004 warranty expense decreased compared to the prior year primarily due to improved quality of product sourced from the Orient.

The following table shows the changes in product warranty liability for the period:

(In thousands)	2004	2003

Beginning balance January 1	$2,115	$1,465
Accruals during the period	1,626	3,398
Charges/payments made under the warranties	(2,043)	(2,748)

Balance December 31	$1,698	$2,115

(14)	Recently Issued Accounting Pronouncements

In December 2003, The Financial Accounting Standards Board (FASB) revised and reissued Statement of Financial Accounting Standards No. 132, “Employer’s Disclosures about Pensions and Other Postretirement Benefits” (SFAS 132(R)). This statement retains all of the disclosures that are required by the original FASB Statement 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” and includes several additional disclosures. It also requires certain disclosures about pension and other postretirement benefit plans in interim financial statements. The annual disclosures in SFAS 132(R) were adopted in fiscal year ended December 31, 2003. The interim disclosure provisions of SFAS 132(R) were adopted in the first quarter of fiscal 2004.

In November 2004, the FASB issued SFAS 151, “Inventory Costs.” The provisions of this statement become effective for the Company in fiscal 2006. SFAS 151 amends the existing guidance on the recognition of inventory costs to clarify the accounting for abnormal amounts of idle expense, freight, handling costs, and wasted material (spoilage). Existing rules indicate that under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. SFAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The adoption of this Statement is not expected to have a material impact on the valuation of inventory or operating results.

In December 2004, the FASB issued SFAS 123R, “Share-Based Payment.” This revised standard addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. Under the new standard, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25. Instead, companies

Financial Statements

will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of income. SFAS 123R will be effective for all interim and annual periods beginning after June 15, 2005. The Company will adopt this standard July 4, 2005 (beginning of third quarter) and it is not expected to have a material impact on its operating results.

In December 2004, the FASB issued SFAS 153, “Exchanges of Nonmonetary Assets.” This statement addresses the fair value concepts contained in Opinion 29, “ Accounting for Nonmonetary Transactions” which included certain exceptions to the concept that exchanges of similar productive assets should be recorded at the carrying value of the asset relinquished. SFAS 153 eliminates that exception and replaces it with a general exception for exchanges of nonmonetary assets that lack commercial substance. Only nonmonetary exchanges in which an entity’s future cash flows are expected to significantly change as a result of the exchange will be considered to have commercial substance. SFAS 153 must be applied to nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of this Statement is not expected to have a material impact on our operating results.

B. INVENTORIES:

The amount of inventories valued on the L1FO basis was $14,848,000 and $14,058,000 as of December 31, 2004 and 2003, and consists of housewares/small appliance finished goods. Under LIFO, inventories are valued at approximately $0 and $688,000 below current cost determined on a first-in, first-out (FIFO) basis at December 31, 2004 and 2003. The significant reduction in the amount of LIFO inventory below current cost from 2003 to 2004 is attributable to the Company’s decision to outsource manufacturing of its housewares/small appliances. See Note M for further information related to the effect of this decision on inventory valuation. The Company uses the LIFO method of inventory accounting to improve the matching of costs and revenues for the housewares/small appliances segment.

The following table describes the effect if LIFO inventories had been valued at current cost determined on a FIFO basis.

	Increase (Decrease)

YEAR	COST OF SALES	NET EARNINGS	EARNINGS PER SHARE

2004	$688,000	$(427,000)	$(.06)

2003	5,035,000	(3,122,000)	(.46)

2002	5,256,000	(3,259,000)	(.48)

This information is provided for comparison with companies using the FIFO basis.

Inventory for defense, absorbent products, and raw materials of the housewares/small appliance segment are valued under the first-in, first-out method and total $19,279,000 and $10,580,000 at December 31, 2004 and 2003. The 2004 FIFO total is comprised of $2,784,000 of finished goods, $8,798,000 of work in process, and $7,697,000 of raw material and applies. At December 31, 2003 FIFO total was comprised of $2,899,000 if finished goods, $4,490,000 of work in process, and $3,191,000 of raw material and supplies.

C. ACCRUED LIABILITIES:

At December 31, 2004 accrued liabilities consisted of payroll $4,201,000, insurance $15,947,000, environmental $2,011,000, plant closing costs $530,000, and other $1,795,000. At December 31, 2003, accrued liabilities consisted of payroll $2,213,000, insurance $16,015,000, environmental $2,287,000, plant closing costs $685,000, employee termination $836,000, minimum pension liability $3,310,000, and other $2,775,000.

The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs. The Company insures for product liability claims, and retains a self-insured retention insurance accrual in the Company’s financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company’s financial condition.

D. TREASURY STOCK:

As of December 31, 2004, the Company has authority from the Board of Directors to reacquire an additional 504,600 shares. Under this authority, during 2004 and 2003, 0 and 16,300 shares were reacquired. Treasury shares have been used for the exercise of stock options and as contributions to the Company’s 401 (k) plan.

E. NET EARNINGS PER SHARE:

Basic net earnings per share amounts have been computed by dividing net earnings by the weighted average number of outstanding common shares. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of outstanding common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 3,750 and 6,250 shares of common stock with a weighted average exercise price of $39.29 and $39.36 were outstanding at December 31, 2003 and 2002, but were excluded from the computation of common share equivalents because their exercise prices were greater than the average market price of the common shares.

F. STOCK OPTION PLAN:

The National Presto Industries, Inc. Stock Option Plan reserves 100,000 shares of common stock for key employees. Stock options for 2,000 shares at a weighted average exercise price of $39.11 per share were outstanding at December 31, 2004. Stock options for 3,750 shares at a weighted average exercise price of $39.29 per share were outstanding at December 31, 2003. There were 1,000 shares exercisable at $39.11 at December 31, 2004 and 1,000 shares exercisable at $39.29 at December 31, 2003. The pro forma effect of accounting for stock options using the fair value method is not material.

G. RETIREMENT PLANS:

Pension Plans

During fiscal 2004, National Presto Industries, Inc. terminated its defined benefit pension plan and settled the benefit obligation through lump sum distributions and the purchase of nonparticipating annuity contracts. The effect of the settlement was a charge of $3,528,000.

National Presto Industries, Inc. and Subsidiaries

National Presto Industries, Inc. amended its defined benefit pension plan to freeze benefit accruals effective December 31, 2003. The amendment eliminated the accrual of future defined benefits for all employees, resulting in a curtailment. The effect of the curtailment was a charge of $1,317,000.

The company offered an early retirement window of enhanced retirement benefits in its pension plan during 2002. The special termination benefit cost associated with this window was $737,000.

The combination of the early retirement window and a concurrent layoff, which were part of the same restructuring plan, resulted in a curtailment. The effect of the curtailment was a charge of $58,000 in 2002.

The amount of lump sum benefits paid from the plan during 2002 triggered a settlement. The effect of the settlement was a charge of $882,000.

The Company had pension plans which covered the majority of employees. Pension benefits were based on an employee’s years of service and compensation near the end of those years of service. The Company’s funding policy has been to contribute such amounts as necessary, computed on an actuarial basis, to provide the plans with assets sufficient to meet the benefits to be paid to plan members.

	(In thousands) PENSION BENEFITS

	2004	2003	2002

Net periodic cost:
Service cost	$38	$361	$407
Interest cost	385	724	802
Expected return on assets	(369)	(517)	(749)
Amortization of transition amount	—	—	(83)
Amortization of prior service cost	—	167	187
Actuarial loss	73	270	212
Settlement charge	3,528	—	882
Curtailment charge	—	1,317	58

Net periodic benefit cost	$3,655	$2,322	$1,716

Change in benefit obligation:
Benefit obligation at beginning of year	$11,572	$10,684
Service cost	38	361
Interest cost	385	724
Plan amendments	—	987
Curtailment gain	—	(1,534)
Actuarial loss	198	1,492
Settlement	(3,314)	—
Benefits and expenses paid	(8,879)	(1,142)

Benefit obligation at end of year	$—	$11,572

Change in plan assets:
Fair value of plan assets at beginning of year	$10,313	$8,501
Employer contributions	1,604	2,000
Actual return on plan assets	276	954
Settlement	(3,314)	—
Benefits and expenses paid	(8,879)	(1,142)

Fair value of plan assets at end of year	$—	$10,313

The Company’s pension plan actual asset allocations were as follows at December 31:

		PERCENTAGE
	TARGET	OF PLAN ASSETS
	ALLOCATION	AT YEAR END

	2005	2004	2003

Asset category:
Equity securities	N/A	N/A	26.5%
Debt securities	N/A	N/A	42.7%
Other (cash)	N/A	N/A	30.8%

Total			100.0%

National Presto’s investment strategy with respect to pension plan assets changed with the decision to freeze benefit accruals and terminate the pension plan effective December 31, 2003. The investment strategy in effect for 2004 was to convert the equity and debt positions to cash prior to the targeted distribution date in the third quarter of 2004.

The expected rate of return on plan assets assumption was based on a multi-year stochastic simulation of projected returns, taking into account the plan’s target asset allocation and reasonable expectations of future economic conditions. The simulation model incorporated the capital market conditions prevailing at the starting date of the projection, as well as a wide range of plausible scenarios of future capital market performance.

(In thousands)	2004	2003

Reconciliation of funded status:
Funded status	$—	$(1,259)
Unrecognized actuarial loss	—	3,310

Prepaid benefit	$—	$2,051

Statement of financial position:
Prepaid benefit cost	$—	$2,051
Additional minimum liability	—	(3,310)
Accumulated other comprehensive income	—	3,310

Recognized amount	$—	$2,051

At the end of 2004 and 2003, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with a projected benefit obligation in excess of plan assets, and pension plans with an accumulated benefit obligation in excess of plan assets, were as follows:

(In thousands)	PROJECTED BENEFIT OBLIGATION EXCEEDS THE FAIR VALUE OF PLAN’S ASSETS		ACCUMULATED BENEFIT OBLIGATION EXCEEDS THE FAIR VALUE OF PLAN’S ASSETS

DECEMBER 31,	2004	2003	2004	2003

Projected benefit obligation	N/A	$11,572	N/A	$11,572
Accumulated benefit obligation	N/A	11,572	N/A	11,572
Fair value of plan assets	N/A	10,313	N/A	10,313

The Company’s accumulated benefit obligation of $11,572,000 at December 31, 2003 exceeded the fair value of the plan’s assets at December 31, 2003. This caused the Company to recognize an additional minimum liability in the fourth quarter of 2003 of $3,310,000. There

Financial Statements

was no unrecognized prior service cost at December 31, 2003. The difference between the additional minimum liability and the intangible asset represents a net loss not yet recognized as net periodic pension cost and is recorded net of tax in other comprehensive income as an unrealized loss on net periodic pension cost.

	WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NET PERIODIC COST FOR THE YEARS ENDED DECEMBER 31:

	2004	2003	2002

Discount rate	6.00%	6.50%	6.50%

Expected return on plan assets	6.50%	6.50%	8.00%

Rate of compensation increase	N/A	4.00%	4.00%

	WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE BENEFIT OBLIGATION AS OF DECEMBER 31:

	2004	2003

Discount rate	N/A	6.00%

Rate of compensation increase	N/A	N/A

401(k) Plan

The Company sponsors a 401 (k) retirement plan that covers substantially all employees. The Company matched up to 50% of the first 4% of salary contributed by employees to the plan. This matching contribution was made with common stock. Starting in 2004, the Company matched in cash, an additional 50% of the first 4% of salary contributed by employees plus 3% of total compensation for certain employees. Contributions made from the treasury stock, including the Company’s cash dividends, totaled $240,000 in 2004, $192,000 in 2003, and $213,000 in 2002. In addition, for 2004 the Company contributed $404,000 of cash to the 401 (k) plan.

H. INCOME TAXES:

The following table summarizes the provision for income taxes:

(In thousands)	2004	2003	2002

Current:
Federal	$5,751	$4,381	$1,927
State	1,388	974	586

	7,139	5,355	2,513

Deferred:
Federal	347	1,958	286
State	(221)	293	25

	126	2,251	311

Total tax provision	$7,265	$7,606	$2,824

The effective rate of the provision for income taxes as shown in the consolidated statements of earnings differs from the applicable statutory federal income tax rate for the following reasons:

	PERCENT OF PRETAX INCOME

	2004	2003	2002

Statutory rate	35.0%	35.0%	35.0%

State tax	3.3	3.6	3.5

Tax-exempt interest	(4.8)	(5.2)	(12.3)

Other	(1.5)	(.4)	(1.7)

Effective rate	32.0%	33.0%	24.5%

Deferred tax assets and liabilities are recorded based on the differences between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. The tax effects of the cumulative temporary differences resulting in deferred tax assets and liabilities as follows at December 31:

(In thousands)	2004	2003

Short-term deferred tax assets
Insurance	$6,124	$6,150
Environmental	772	878
Deferred compensation	608	—
Plant closing	204	575
Vacation	498	279
Inventory costs	173	104
Other	394	376

	8,773	8,362
Short-term deferred tax liability
Pension	—	(417)

Net short-term deferred tax asset	$8,773	$7,945

Long-term deferred tax asset
Depreciation	$—	$326
Long-term deferred tax liability
Depreciation	(1,626)	—

Long-term deferred tax asset (liability)	$(1,626)	$326

On October 22, 2004, Congress passed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010, as well as other tax implications. The domestic production deduction will be accounted for as a special deduction and as such, will have no effect on deferred tax assets and liabilities existing at the date of enactment. It is not currently possible to predict what impact this Act will have on future earnings.

I. COMMITMENTS AND CONTINGENCIES:

On July 16, 2002, the Securities and Exchange Commission filed a lawsuit against National Presto Industries, Inc. alleging the Company operated as an unregistered investment company. The case does not involve fraud, deceptive practices, or questionable accounting methods, and the Company plans to vigorously defend itself. If unsuccessful, the Company may have to reallocate invested assets which will result in reduced yields, or it might be required to register as an investment company. In the latter situation, it would be prohibited from engaging in business in interstate commerce until registration occurred. The obligations upon registration are many and could include: 1) possible imposition of significant additional

National Presto Industries, Inc. and Subsidiaries

reporting requirements (a burden which would not be imposed upon its competition); 2) potential regard in the market as a closed-end mutual fund which could result in a trading price sharply discounted from net asset value; 3) possible limitations on the use of capital and earnings which could inhibit or terminate commercial business growth. Management is unable to make a meaningful estimate of the overall impact on the Company’s operations, if any, that would result from an unfavorable final determination of this matter.

In addition, the Company is involved in other routine litigation incidental to its business. Management believes the ultimate outcome of this litigation will not have a material affect on the Company’s consolidated financial position, liquidity, or results of operations.

J. CONCENTRATIONS:

For the year ended December 31, 2004, one customer accounted for 30% and another customer accounted for 11% of net sales. One customer accounted for 33% of net sales for the year ended December 31, 2003. One customer accounted for 37% of net sales for the year ended December 31, 2002. The preceding concentrations related to housewares/small appliance and absorbent product sales for 2004. For 2003 and 2002 they only pertain to housewares/small appliance sales.

The Company sources its housewares/small appliances from vendors in the Orient and as a result risks deliveries from the Orient being disrupted by labor or supply problems at the vendors, or transportation delays. As a consequence, products may not be available in sufficient quantities during the prime selling period. The Company has made and will continue to make every reasonable effort to prevent these problems; however, there is no assurance that its efforts will be totally effective. In addition, the Company’s manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2004, 2003 and 2002.

The Company’s defense segment manufactures products primarily for the U.S. Department of Defense (DOD) and other DOD prime contractors. As a consequence, this segment’s future business essentially depends on the product needs and governmental funding of the DOD. During 2004 almost all of the work performed by this segment directly or indirectly for the DOD was performed on a fixed-price basis. Under fixed-price contracts, the price paid to the contractor is awarded based on competition at the outset of the contract and therefore is generally not subject to any adjustments reflecting the actual costs incurred by the contractor. The defense segment’s contracts and subcontracts contain the customary provision permitting termination at any time for the convenience of the government, with payment for any work completed, associated profit, and inventory/work in process at the time of termination.

K. ENVIRONMENTAL:

As of December 31, 1998, all remediation projects required at the Company’s Eau Claire, Wisconsin, site had been installed, were fully operational, and restoration activities had been completed. Based on factors known as of December 31, 2004, it is believed that the Company’s existing environmental accrued liability reserve will be adequate to satisfy on-going remediation operations and monitoring activities; however, should environmental agencies require additional studies or remediation projects, it is possible that the existing accrual could be inadequate. Management believes that in the absence of any unforeseen future developments, known environmental matters will not have any material affect on the results of operations or financial condition of the Company.

L. BUSINESS ACQUISITIONS:

On July 31, 2003, the Company finalized the acquisition of Spectra Technologies LLC of East Camden, Arkansas. Spectra is a start-up company engaged in the manufacture, distribution, and delivery of munitions and ordnance-related products. Payment of the purchase price will be made in the form of a cumulative earn-out over a period of time commencing as of the closing and ending on December 31, 2007. The earn-out will be 40% of the first $6.4 million of net income of Spectra and 20% of net income in excess of $6.4 million. Earn-out payments of $330,000 were earned in 2004 and included in Selling and General Expense.

On October 6, 2003, the Company purchased the assets of NCN Hygienic Products, Inc., a Marietta, Georgia, manufacturer of adult incontinence products and training pads for pets. The acquisition was accounted for as a purchase with all assets recorded at fair market value. The excess of the purchase price over the net tangible assets has been recorded as goodwill and is included as part of the Company’s absorbent products segment. Based upon the purchase price and fair value of the assets acquired, the following represents the allocation of the aggregate purchase price to the acquired net assets of NCN Hygienic Products, Inc.

(In thousands)

Receivables	$435

Inventory	1,455

Fixed assets	6,180

Goodwill	2,150

Total purchase price	$10,220

An earn-out amount of $1,250,000 will be paid as a result of 2004 earnings and was added to goodwill at December 31, 2004. An additional earn-out amount of up to $1,250,000 will be paid based upon certain earnings targets through December 31, 2005.

Financial Statements

The following unaudited pro forma condensed consolidated results of operations have been prepared as if the acquisition of NCN Hygienic Products, Inc. has occurred as of January 1, 2002:

	(In thousands except per share data)

YEAR ENDED DECEMBER 31,	2003	2002

Net revenues	$134,160	$134,880
Net income	15,743	8,965
Net income per share:
Basic	$2.31	$1.31
Diluted	2.31	1.31
Weighted average shares outstanding:
Basic	6,820	6,839
Diluted	6,821	6,840

The unaudited pro forma condensed consolidated results of operations are not necessarily indicative of results that would have occurred had the acquisition occurred as of January 1, 2002, nor are they necessarily indicative of the results that may occur in the future.

M. PLANT CLOSING:

In November 2001, the Company announced that continued erosion of product pricing resulted in its decision to cease manufacturing housewares/small appliances in its U.S. plants, close those facilities, and purchase products from the Orient. This transition from U.S. plant production to the Orient was completed during late 2002. The Company closed its manufacturing facilities in Alamogordo, New Mexico, during the third quarter of 2002 and donated the facility to the Otero County Economic Development Council during the fourth quarter of 2004. The Company effectively closed its Jackson, Mississippi plant during the fourth quarter of 2002 and has modified this plant to serve as a warehousing and shipping facility.

As a result of the Company’s transition from U.S. plant production to Orient sourcing, the Company recorded charges in 2004, 2003 and 2002, which are summarized in the table below.

	EMPLOYEE TERMINATION BENEFITS	INVENTORY WRITE-DOWN	OTHER EXIT COSTS	TOTAL

January 1, 2002	$637,000	$880,000	$519,000	$2,036,000
Additions in 2002	4,654,000	—	—	4,654,000
Charges in 2002	(2,156,000)	(1,445,000)	(299,000)	(3,900,000)
Changes in estimates	(987,000)	565,000	301,000	(121,000)

Balance December 31, 2002	2,148,000	—	521,000	2,669,000

Additions in 2003	81,000	322,000	1,233,000	1,636,000
Charges in 2003	(1,393,000)	(322,000)	(1,069,000)	(2,784,000)

Balance December 31, 2003	836,000	—	685,000	1,521,000

Charges in 2004	(464,000)	—	(494,000)	(958,000)
Changes in estimates	98,000	—	(131,000)	(33,000)

Balance December 31, 2004	$470,000	$—	$60,000	$530,000

A change in estimates was recorded during the fourth quarter of 2004, increasing the employee termination benefit accrual and decreasing other exit costs. The estimated changes were primarily due to higher than expected health care costs associated with employee termination benefits offset by lower than expected costs associated with the shutdown activities. The remaining employee termination benefits are for health care costs for workers who accepted early retirement at the time of the plant closing and will be extinguished over, approximately, the next three years.

During the fourth quarter of 2003, the Company recorded a charge of $1,834,000 which included $81,000 for health care costs associated with early retirement, $322,000 for write-off of raw material, $1,233,000 for other exit costs, and $198,000 additional impairment of machinery and equipment. The additions to the plant closing accrual were primarily due to lower than expected inventory liquidation proceeds and higher than expected costs associated with the shutdown of the Jackson, Mississippi, manufacturing facility and disposition efforts associated with the Alamogordo, New Mexico, manufacturing facility.

During the first quarter of 2002, the Company recorded a charge of $3,953,000 related to involuntary termination benefits. In the fourth quarter of 2002, the Company recorded an additional charge of $701,000 associated with additional employees identified by the Company for early retirement and termination as a result of plant closing activities. The total plant closing charge for 2002 was $.42 per share, net of tax, and amounted to $4,585,000, of which $565,000 related to the write-down of inventory which was recorded in cost of sales and $52,000 of additional machinery and equipment impairment. A change in estimates was recorded in the fourth quarter of 2002, decreasing the employee termination benefit accrual and increasing the inventory write-down and other exit cost accruals. The estimated changes were primarily due to lower than expected health care costs associated with employee termination benefits and higher than expected costs associated with the shutdown of U.S. plant manufacturing activities.

National Presto Industries, Inc. and Subsidiaries

The total outsourcing of all Company housewares/small appliance product manufacturing resulted in the creation of a new LIFO inventory category for the outsourced products. The previous LIFO inventory reserve of approximately $11,000,000 (Manufactured LIFO Reserve), which was associated with the manufactured housewares/small appliance inventories prior to plant closings, has been realized as this inventory category was sold. During 2004, 2003 and 2002, the Company recognized approximately $700,000, $5,000,000 and $5,300,000 (or $.06, $.46 and $.48 per share, net of tax) reduction in cost of goods sold resulting from the liquidation of the Manufactured LIFO Reserve.

N. BUSINESS SEGMENTS:

The Company operates in three business segments. The Company identifies its segments based on the Company’s organization structure, which is primarily by principal products. The principal product groups are housewares/small appliances, defense products, and absorbent products.

The housewares/small appliances segment designs, markets, and distributes housewares and small appliances. These products are sold directly to retail outlets throughout the United States and also through independent distributors. As more fully described in Note M, the Company has exited U.S. manufacturing during 2001 and 2002 and now primarily sources its housewares/small appliance products from nonaffiliated companies located in the Orient.

The defense segment was started in February 2001 with the acquisition of AMTEC Corporation which manufactures precision mechanical and electro-mechanical assemblies for the U.S. government and prime contractors. AMTEC’s manufacturing plant is located in Janesville, Wisconsin. During 2003, this segment was expanded with the acquisition of Spectra Technologies LLC of East Camden, Arkansas. This facility performs Load, Assemble and Pack (LAP) operations on ordnance-related products for the U.S. government and prime contractors.

The absorbent products segment was started on November 19, 2001, with the acquisition of certain assets from RMED International, Inc. Following this acquisition, Presto Absorbent Products, Inc. was formed. This company manufactures diapers and starting in 2004, adult incontinence products at the Company’s facilities in Eau Claire, Wisconsin. The products are sold to retail outlets, distributors, and other absorbent product manufacturers. During 2003, this segment was expanded with the purchase of the assets of NCN Hygienic Products, Inc., a Marietta, Georgia, manufacturer of adult incontinence products and training pads for pets.

In the following summary, operating profit represents earnings before other income, principally interest income and income taxes. The Company’s segments operate discretely from each other with no shared manufacturing facilities. Costs associated with corporate activities (such as cash and marketable securities management) are included within the housewares/small appliances segment for all periods presented.

(In thousands)	HOUSESWARES/ SMALL APPLIANCES		DEFENSE PRODUCTS		ABSORBENT PRODUCTS		TOTAL

Year ended December 31, 2004
External net sales	$106,160		$24,535		$28,261		$158,956
Gross profit	30,649		7,867		1,550		40,066
Operating profit	13,181	(5)	4,710		1,230		19,121
Total assets	236,821		24,972		44,035		305,828
Depreciation and amortization	1,233		216		1,861		3,310
Capital expenditures	3,920		1,756		22,512		28,188

Year ended December 31, 2003
External net sales	$104,246		$9,996	(2)	$11,502	(3)	$125,744
Gross profit	33,619		3,126		716		37,461
Operating profit	16,554	(1) (4) (5)	1,595		700		18,849
Total assets	275,004		13,828		12,561		301,393
Depreciation and amortization	1,164		142		1,047		2,353
Capital expenditures	934		1,389		580		2,903

Year ended December 31, 2002
External net sales	$107,087		$9,290		$8,407		$124,784
Gross profit	24,899		2,966		431		28,296
Operating profit (loss)	4,601	(1) (4) (5)	1,925		(131)		6,395
Total assets	270,042		11,899		8,053		289,994
Depreciation and amortization	954		153		827		1,934
Capital expenditures	1,425		1,771		212		3,408

(1)	The operating profit in small appliances is after recording a charge for plant closing costs of $1,834,000 in 2003 and $4,585,000 in 2002 which is more fully described in Note M.

(2)	Net sales in 2003 include five month’s sales of $250,000 related to the acquisition of Spectra Technologies LLC described in Note L.

(3)	Net sales in 2003 include three month’s sales of $2,900,000 related to the acquisition of the assets from NCN Hygienic Products, Inc. described in Note L.

(4)	The Company’s Manufacturing LIFO Reserve recognized $700,000 in 2004, $5,000,000 in 2003 and $5,300,000 in 2002 which is more fully described in Note M.

(5)	The operating profit is after recording pension charges of $3,528,000 in 2004, $1,317,000 in 2003 and $1,677,000 in 2002 which is more fully described in Note G.

Financial Statements

O. OPERATING LEASES:

The Company leases office, manufacturing, and warehouse facilities under noncancelable operating leases. Rent expense was approximately $737,000 and $321,000 for the years ended December 31, 2004 and 2003. Future minimum annual rental commitments are as follows:

YEARS ENDING DECEMBER 31

2005	$701,000
2006	422,000
2007	185,000
2008	185,000
2009	90,000
Thereafter	976,000

$2,559,000

P. INTERIM FINANCIAL INFORMATION (UNAUDITED):

The following represents unaudited financial information for 2004 and 2003:

	(In thousands)

QUARTER	NET SALES	GROSS PROFIT	NET EARNINGS	EARNINGS PER SHARE

2004
First	$25,914	$4,461	$1,495	$.22
Second	24,789	4,323	1,393	.20
Third	38,798	9,873	1,989	.29
Fourth	69,455	21,409	10,564	1.55

Total	$158,956	$40,066	$15,441	$2.26

2003
First	$20,965	$5,138	$2,053	$.30
Second	20,892	4,743	1,918	.28
Third	25,363	7,384	2,078	.30
Fourth	58,524	20,196	9,428	1.39

Total	$125,744	$37,461	$15,477	$2.27

As shown above, fourth quarter sales are significantly impacted by the holiday driven seasonality of the housewares/small appliance segment. This segment builds inventory during the second and third quarters to meet the sales demand of the fourth quarter. The other segments are non-seasonal.

During the fourth quarter of 2003, the Company recorded plant closing costs and changes in estimates related to plant closing activities of $1,834,000 and a reduction in cost of goods sold of $1,796,000 resulting from the sale of products accounted for under the LIFO method which had been manufactured in the Company’s U.S. manufacturing plants which were closed in 2002. (See Note M.)

National Presto Industries, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED
CERTIFIED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
National Presto Industries, Inc.

          We have audited the accompanying consolidated balance sheets of National Presto Industries, Inc. and subsidiaries (a Wisconsin Corporation) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Presto Industries, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

          We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of National Presto Industries, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2004, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2005 expressed an unqualified opinion on the effectiveness of National Presto Industries, Inc. and subsidiaries internal control over financial reporting.

Grant Thornton LLP
Minneapolis, Minnesota
March 10, 2005

Independent Auditor’s Reports

REPORT OF INDEPENDENT REGISTERED
CERTIFIED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
National Presto Industries, Inc.

          We have audited management’s assessment, including the accompanying management report, that National Presto Industries, Inc. and subsidiaries (a Wisconsin Corporation) maintained effective internal control over financial reporting as of December 31, 2004, based on control criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). National Presto Industries, Inc. and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, management’s assessment that National Presto Industries, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the control criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, National Presto Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on control criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

          We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of National Presto Industries, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated March 10, 2005 expressed an unqualified opinion on those financial statements.

Grant Thornton LLP
Minneapolis, Minnesota
March 10, 2005

National Presto Industries, Inc. and Subsidiaries

MANAGEMENT’S DISCUSSION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking statements in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, elsewhere in the Company’s 2004 Annual Report to Shareholders, in the Company’s Form 10-K, in the Proxy Statement for the annual meeting held October 19, 2004, and in the Company’s press releases and oral statements made with the approval of an authorized executive officer are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There are certain important factors that could cause results to differ materially from those anticipated by some of the statements made herein. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed herein and in the notes to consolidated financial statements, among the other factors that could cause actual results to differ materially are the following: consumer spending and debt levels; interest rates; continuity of relationships with and purchases by major customers; product mix; the benefit and risk of business acquisitions; competitive pressure on sales and pricing; increases in material, freight/shipping, or production cost which cannot be recouped in product pricing; delays or interruptions in shipping, and the efficient start-up and utilization of capital equipment investments. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings, copies of which are available from the Company without charge.

2004 COMPARED TO 2003

Readers are directed to Note N, “Business Segments” for data on the financial results of the Company’s three business segments for the years ended December 31, 2004 and 2003.

On a consolidated basis, sales were up by $33,212,000 (26%), gross margins by $2,605,000 (7%), and selling and general expense by $2,333,000 (13%). Other income, principally interest decreased by $649,000 (15%), as did earnings before provision for income taxes by $377,000 (2%), and net earnings by $36,000. Details concerning these changes can be found in the comments by segment found below.

Housewares/small appliance net sales increased $1,914,000 from $104,246,000 to $106,160,000, or 2%, primarily resulting from an increase in unit volume offset in large part by decreased pricing, which reflected the competitive nature of the housewares/small appliance business. Defense net sales increased by $14,539,000 from $9,996,000 to $24,535,000, or 145%, primarily reflecting a unit volume increase resulting from the satisfaction of a significant portion of the 2003 backlog. Absorbent products net sales increased by $16,759,000 from $11,502,000 to $28,261,000, or 146%, primarily reflecting the addition of revenues stemming from the October 2003 acquisition of the assets of NCN Hygienic Products, Inc. which were in turn augmented by a competitor’s sudden decision to exit the adult incontinent business.

Housewares/small appliance gross profit for 2004 decreased $2,970,000 from $33,619,000 to $30,649,000, or 32% in 2003 versus 29% in 2004 as a percentage of sales. The gross margin decrease was primarily attributable to a comparatively smaller benefit received in 2004 from the partial reversal of Manufactured Product LIFO reserve (as discussed in Notes B & M), offset in part by two elements which were approximately equal—the margin increase stemming from the increased sales volume and a reduction in the warranty reserve (see Note A (13)). Defense gross profit increased $4,741,000 from $3,126,000 to $7,867,000, primarily due to increased volume referenced above. Gross margin was largely unchanged—32% in 2004 versus 31% in 2003. Absorbent products gross profit increased $834,000 from $716,000 to $1,550,000, reflecting the increased volume stated above. Gross margin as a percentage of sales decreased from 6.2% to 5.5%, largely as a result of the effort to fill orders created by the above mentioned competitor’s exit from the business without having the requisite machine capacity in place to efficiently handle the added volume. As mentioned in the Liquidity section below, efforts were in process to expand that capacity.

Housewares/small appliance selling and general expenses were relatively unchanged. Defense selling and general expenses increased $1,626,000 reflecting increased compensation and staffing commensurate with the defense segment’s increased sales and earnings levels, and a full year versus five months of activity at Spectra. Absorbent product selling and general expenses increased $304,000 primarily reflecting the October 2003 acquisition of assets noted above.

Fiscal year 2003 included plant closing charges of $1,834,000 relating to the closing of the Company’s housewares/small appliance manufacturing operations in Jackson, Mississippi, and Alamogordo, New Mexico (See Note M). Also, in the third quarter of 2003, the Company announced its decision to terminate its defined benefit pension plan (See Note G). As a result, the Company recorded a charge of $3,528,000 and $1,317,000 for fiscal years 2004 and 2003, respectively. Note G also includes information regarding assumptions used to value the pension plan.

The above items were responsible for the change in operating profit.

Other income, principally interest, decreased $649,000 from $4,234,000 to $3,585,000, primarily due to a decreased average daily investment balance, stemming from the use of funds for expansion in the defense and absorbent products segments.

Earnings before provision for income taxes decreased $377,000 from $23,083,000 to $22,706,000. The provision for income taxes decreased from $7,606,000 to $7,265,000, which resulted in an effective income tax rate decrease from 33% to 32% as a result of decreased earnings subject to tax. Net earnings decreased $36,000 from $15,477,000 to $15,441,000.

Management’s Discussion

2003 COMPARED TO 2002

Readers are directed to Note N, “Business Segments” for data on the financial results of the Company’s three business segments for the years ended December 31, 2003 and 2002.

Housewares/small appliance net sales decreased $2,841,000 from $107,087,000 to $104,246,000, or 3%. The decrease reflects a combination of reduced prices and reduced unit volume of housewares/small appliances. Defense net sales increased by $706,000 from $9,290,000 to $9,996,000, or 8%. The increase reflects a change in the mix of products shipped-—fewer units with higher per unit pricing. Absorbent products net sales increased by $3,095,000 from $8,407,000 to $11,502,000, or 37%, primarily reflecting the addition of approximately three months of revenues stemming from the October acquisition of the assets of NCN Hygienic Products, Inc.

Housewares/small appliance gross profit for 2003 increased $8,720,000 from $24,899,000 to $33,619,000, or 23% versus 32% as a percentage of net sales. The gross profit percentage increase is largely due to the cost reductions stemming from the sourcing of products overseas. The gross profit for both 2003 and 2002 was also favorably impacted by a partial reversal of the LIFO inventory reserve (as discussed in Notes B and M) in the amount of $5,035,000 and $5,256,000 for 2003 and 2002, respectively. Defense gross profit increased for 2003 from $2,966,000 to $3,126,000, or 32% versus 31% as a percentage of sales, primarily due to volume. Absorbent products gross profit for 2003 increased $285,000 from $431,000 to $716,000, primarily because of the addition of the acquisition noted in the previous paragraph.

Housewares/small appliance selling and general expenses decreased $2,364,000, partially due to decreased television advertising expenses and the absence of an early retirement charge recorded in 2002. (See Note G.) Defense selling and general expenses increased $490,000 largely attributable to moving expenses associated with AMTEC’s new facility and expenses related to the purchase of Spectra Technologies LLC. (See Note L.)

Fiscal years 2003 and 2002 included plant closing charges of $1,834,00 and $4,020,000, respectively, relating to closing the Company’s housewares/small appliance manufacturing operations in Jackson, Mississippi, and Alamogordo, New Mexico. (See Note M.) Also, in the third quarter of 2003, the Company announced its decision to terminate its defined benefit pension plan. (See Note G.) As a result, the Company recorded a charge of $1,317,000 for fiscal 2003. An additional charge estimated at $3,500,000 will be recorded in the third quarter of 2004 when the defined benefit pension plan termination is completed. Note G also includes information regarding the assumptions used to value the pension plan. The Company anticipates making an expected cash contribution of $1,500,000 to the pension plan in 2004 prior to the settlement of the plan.

Other income, principally interest, decreased $885,000 from $5,119,000 to $4,234,000, primarily due to decreased yields on financial instruments partially offset by an increased average daily investment balance.

Earnings before provision for income taxes increased $11,569,000 from $11,514,000 to $23,083,000. The provision for income taxes increased from $2,824,000 to $7,606,000, which resulted in an effective income tax rate increase from 25% to 33% as a result of increased earnings subject to tax. Net earnings increased $6,787,000 from $8,690,000 to $15,477,000, or 78%.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $4,806,000 during 2004 compared to $24,797,000 during the comparable period in the prior year. The principal factors behind the decrease can be found in the changes in the components of working capital and the pension charge element within the statement of cash flows.

Cash used in investing activities was $35,870,000 during 2004 compared to cash provided of $11,040,000 during 2003. Of note for 2004 was additional cash used for the purchase of marketable securities, and the purchase of machinery and equipment primarily for the expansion in the absorbent products and defense segments.

Cash flows from financing activities for 2004 and 2003 primarily differed as a result of the $.25 per share extra dividend paid in 2004.

As a result of the foregoing factors, cash and cash equivalents decreased by $39,041,000 to $104,724,000.

Working capital decreased by $11,360,000 to $208,772,000 at December 31, 2004, reflecting the increased support of the activities in the defense and absorbent products segments noted above. The Company’s current ratio was 5.3 to 1.0 at fiscal 2004 year-end, compared to 5.0 to 1.0 at the end of fiscal 2003.

As of December 31, 2004, there were approximately $9,800,000 in equipment purchase commitments to expand the product line in its absorbent products segment. The Company expects to continue to evaluate acquisition opportunities that align with its business segments and will make further acquisitions, as well as continue to make capital investments in these segments if the appropriate return on investment is projected.

The Company has substantial liquidity in the form of cash and short-term maturity marketable securities to meet all of its anticipated capital requirements, to make dividend payments, and to fund future growth through acquisitions and other means. The Company intends to continue its investment strategy of safety and short-term liquidity throughout its investment holdings. The interest rate declines over the past several years coupled with the reduction in the Company’s

National Presto Industries, Inc. and Subsidiaries

Investment holdings currently has resulted in reduced levels of interest income for the Company. There can be no assurance when interest rates will begin to move towards more historically normal levels. The interest rate environment is a function of national and international monetary policies as well as the growth and inflation rates of the U.S. and foreign economies, and is not controllable by the Company.

DEFENSE SEGMENT BACKLOG

The Company’s defense segment contract backlog was approximately $43,000,000 at December 31, 2004, and $30,000,000 at December 31, 2003. Backlog is defined as the value of funded orders from the customer less the amount of sales recognized against the funded order. It is anticipated that the backlog will be performed during a 14 to 18 month period.

CONTRACTUAL OBLIGATIONS

The below table discloses a summary of the Company’s specified contractual obligations at December 31, 2004:

	PAYMENTS DUE BY PERIOD

CONTRACTUAL OBLIGATIONS	TOTAL	UNDER 1 YEAR	1-3 YEARS	3-5 YEARS	MORE THAN 5 YEARS

Lease obligations	$2,559,000	$701,000	$607,000	$275,000	$976,000
Purchase obligations(1)	32,100,000	32,100,000	—	—	—
Earn-out payments(2)	3,810,000	1,250,000	—	2,560,000	—

Total	$38,469,000	$34,051,000	$607,000	$2,835,000	$976,000

(1)

Purchase obligations includes outstanding purchase orders at December 31, 2004. Included are purchase orders issued: to the Company’s housewares manufacturers in the Orient, to equipment manufacturers of absorbent products machinery, and to material suppliers in the defense and absorbent products segment. The Company can cancel or change many of these purchase orders, but may incur costs if its supplier cannot use the material to manufacture the Company’s products in other applications or return the material to their supplier. As a result, the actual amount the Company is obligated to pay cannot be estimated.

(2)

The Company has agreed to make certain earn-out payments dependent upon the future earnings performance of companies acquired. The expected payments noted above were based upon the anticipated future levels of earnings of the acquired companies.

CRITICAL ACCOUNTING POLICIES

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. The Company reviewed the development and selection of the critical accounting policies and believes the following are the most critical accounting policies that could have an effect on the Company’s reported results. These critical accounting policies and estimates have been reviewed with the Audit Committee of the Board of Directors.

Inventories: New housewares/small appliance product introductions are an important part of the Company’s sales to offset the morbidity rate of other housewares/small appliance products and/or the effect of lowered acceptance of seasonal products due to weather conditions. New products entail unusual risks and have occasionally in the past resulted in losses related to obsolete inventory as a result of low or diminishing demand for a product. The Company did not have any major new product introduction or morbidity issues in the current year and, accordingly, did not record a reserve for obsolete product. In the future should product demand issues arise, the Company may incur losses related to the obsolescence of the related inventory.

Insurance: The Company is subject to product liability claims in the normal course of business and is self-insured for health care costs. The Company insures for product liability claims, and retains a self-insured retention insurance accrual in the Company’s financial statements. The Company utilizes historical trends and other analysis to assist in determining the appropriate accrual. An increase in the number or magnitude of claims could have a material impact on the Company’s financial condition.

Environmental: In May 1986, the Company’s Eau Claire, Wisconsin, site was placed on the United States Environmental Protection Agency’s National Priorities List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 because of hazardous waste deposited on the property. By December 31, 1998, all remediation projects had been installed, were fully operational, and restoration activities had been completed and accrued liabilities established for the expected cost of the activity. The Company believes its accrued liability reserve will be adequate to satisfy ongoing remediation operations and monitoring activities; however, should environmental agencies require additional studies or remediation projects, it is possible the existing accrual could be inadequate. The Company’s current environmental liability is based upon estimates of the future costs to maintain and operate remediation projects and monitor their results based upon historical costs incurred for such activities.

NEW ACCOUNTING PRONOUNCEMENTS

Please refer to Note A (14) for information related to the future effect of adopting new accounting pronouncements on the Company’s consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s interest income on cash equivalents and marketable securities is affected by changes in interest rates in the United States. Cash equivalents include money market funds and 7 day variable rate demand notes which are highly liquid instruments with interest rates set every 7 days that can be tendered to the remarketer upon 7 days notice for payment of principal and accrued interest amounts. The 7 day tender

Management’s Discussion

feature of these variable rate demand notes are further supported by an irrevocable letter of credit from highly rated U.S. banks. To the extent a bond is not remarketed at par plus accrued interest, the difference is drawn from the bank’s letter of credit. The Company’s investments are held primarily in fixed and variable rate municipal bonds with an average life of less than one year. Accordingly, changes in interest rates have not had a material effect on the Company, and the Company does not anticipate that future exposure to interest rate market risk will be material. The Company uses sensitivity analysis to determine its exposure to changes in interest rates.

The Company has no history of, and does not anticipate in the future, investing in derivative financial instruments. Most transactions with international customers are entered into in U.S. dollars, precluding the need for foreign currency cash flow hedges. The Company’s manufacturing contracts with its foreign suppliers contain provisions to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Hong Kong dollar above and below a fixed range contained in the contracts. All transactions with the foreign suppliers were within the exchange rate range specified in the contracts during 2004, 2003 and 2002.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None

CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 under the Securities Exchange Act of 1934 (the “1934 Act”) as of December 31, 2004. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the 1934 Act is recorded, processed, summarized, and reported within the time periods specified in accordance with the SEC’s rules and forms.

There have been no significant changes in internal controls over financial reporting during the quarter ended December 31, 2004, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Assessment of Internal Control
over Financial Reporting

The management of National Presto Industries, Inc. (NPI) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. NPI’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

NPI management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2004, the Company’s internal control over financial reporting is effective based on those criteria.

NPI’s independent auditors have issued an audit report on our assessment of the Company’s internal control over financial reporting. This report appears on page 29.

National Presto Industries, Inc. and Subsidiaries

SELECTED FINANCIAL DATA

(In thousands except per share data)

YEARS ENDED DECEMBER 31,	2004		2003		2002		2001		2000

Net sales	$158,956		$125,744		$124,784		$112,187		$112,176
Net earnings	15,441	*	15,477	*	8,690	*	6,286	*	15,158
Net earnings per common and commom equivalent share	2.26	*	2.27	*	1.27	*	.92	*	2.16
Total assets	305,828		301,393		289,994		284,076		288,530
Dividends paid per common share applicable to current year	1.17		.92		.92		2.00		2.10

*

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $.40 per share which was in part offset by the absence of the $1,137,000 ($.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $.20 per share.

2003 net earnings reflect after-tax charges of $1,137,000 ($.17 per share) related to plant closing expenses and $817,000 ($.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shutdown of domestic plants, net of tax, $3,122,000 ($.46 per share).

2002 includes $2,843,000—$.42 per share versus 2001’s $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.

SUMMARY OF STATISTICS

					60th Consecutive Dividend Year

(In thousands except per share data)				WEIGHTED AVERAGE	PER SHARE
				COMMON AND
YEAR				COMMON			CASH
ENDED	NET	NET		EQUIVALENT SHARES	NET		DIVIDENDS PAID		STOCKHOLDERS’
DEC. 31	SALES	EARNINGS		OUTSTANDING	EARNINGS		REGULAR	EXTRA	EQUITY

2004	$158,956	$15,441	*	6,823	$2.26	*	$.92	$.25	$ 37.44
2003	125,744	15,477	*	6,821	2.27	*	.92	—	36.10
2002	124,784	8,690	*	6,840	1.27	*	.92	—	34.83
2001	112,187	6,286		6,857.92			2.00	—	34.47
2000	112,176	15,158		7,015	2.16		2.00	.10	34.92

*

For 2004 the net effect of the reversal of the LIFO reserve resulted in a net comparative earnings decline of $2,695,000 or $.40 per share which was in part offset by the absence of the $1,137,000 ($.17 per share) plant closing charge taken in 2003. The impact of the pension termination resulted in a net comparative earnings decline of $1,371,000 or $.20 per share.

2003 net earnings reflect after-tax charges of $1,137,000 ($.17 per share) related to plant closing expenses and $817,000 ($.12 per share) related to converting a defined benefit pension plan into a defined contribution plan, which were more than offset by the partial reversal of the LIFO reserve stemming from the shutdown of domestic plants, net of tax, $3,122,000 ($.46 per share).

2002 includes $2,843,000—$.42 per share versus 2001’s $4,771,000—$.70 per share for after-tax expenses relating to plant closings. 2002 earnings also reflect $1,040,000 or $.15 per share after-tax charge primarily related to the early retirement of long-term employees. The 2002 expenses were largely offset ($3,259,000 or $.48 per share after-tax) by the partial reversal of the LIFO reserve stemming from the shutdown of the domestic manufacturing plants.

RECORD OF DIVIDENDS PAID AND MARKET PRICE OF COMMON STOCK

	2004 FISCAL YEAR				2003 FISCAL YEAR

	DIVIDENDS PAID	MARKET PRICE			DIVIDENDS PAID	MARKET PRICE
	PER SHARE	HIGH	—	LOW	PER SHARE	HIGH	—	LOW

First Quarter	$1.17	$40.30		$35.89	$.92	$29.83		$25.88
Second Quarter	—	42.22		37.62	—	32.63		26.02
Third Quarter	—	42.19		38.30	—	37.35		31.53
Fourth Quarter	—	46.70		39.15	—	37.00		34.18

Full Year	$1.17	$46.70		$35.89	$.92	$37.35		$25.88

Shareholder Information

SHAREHOLDER INFORMATION

Corporate Headquarters	Annual Meeting of Shareholders
National Presto Industries, Inc. 3925 North Hastings Way Eau Claire, Wisconsin 54703 Telephone: (715) 839-2121 Website: www.GoPresto.com	October 18, 2005 at 2:00 P.M. Corporate Headquarters 3925 North Hastings Way Eau Claire, Wisconsin 54703 As of December 31, 2004, there were 532 stockholders.

Common Stock	Shareholder Inquiries
Ticker Symbol: NPK Common stock of National Presto Industries, Inc. is traded on the New York Stock Exchange.	For general information about the Company, telephone (715) 839-2119.

Transfer Agent and Registrar
Computershare Investor Services Chicago, Illinois (312) 588-4222

DIRECTORS & OFFICERS

Board of Directors	Officers and Principal Executives

James F. Bartl
Executive Vice President,
Secretary

Richard N. Cardozo
Adjunct Professor
University of Miami,
Professor Emeritus
Carlson School of Management
University of Minnesota

Maryjo Cohen
Chairperson of the Board,
President,
Chief Executive Officer

Melvin S. Cohen
Chairman Emeritus

Michael J. O’Meara
Chairman of the Board and Director
Peoples National Bank
Eau Claire, Wisconsin

Patrick J. Quinn
Chairman and President
Ayres Associates
Eau Claire, Wisconsin

Maryjo Cohen
Chairperson of the Board,
President,
Chief Executive Officer

James F. Bartl
Executive Vice President,
Secretary

Neil L. Brown
Vice President, Manufacturing and Purchasing

Donald E. Hoeschen
Vice President, Sales

Larry J. Tienor
Vice President, Engineering

Randy F. Lieble
Vice President,
Treasurer,
Chief Financial Officer

National Presto Industries, Inc. 3925 North Hastings Way Eau Claire, Wisconsin 54703 An Equal Opportunity Employer Address Service Requested	Presorted Standard U.S. Postage PAID Permit No. 27 Eau Claire, Wis.